
06011929

GREAT QUEST METALS LTD.

SUPPL

2006 MAR 28 A 11:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

March 17, 2006
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest's Sample Results Provide Additional Targets as Drilling on Kenieba Concession to Start in One Week

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is very pleased to report the results of the gold sample analyses from mapping and sampling surveys conducted this winter on the Kenieba concession. The focus of results was along three zones.

Seven samples from reject material dug from pits over a 308 m length near the southern part of the Kabaya 1 zone ranged from 629 to 13,860 ppb gold and averaged 3,562 ppb gold. Reject material is saprolite that has been discarded by the orpailleurs, or hand miners, because of insufficient gold for their operation or after panning. The pits were inaccessible. The saprolite material around the orpailleur's pits is derived from a rhyodacite dyke with quartz veins, which appears to be 20 m wide on the surface and is covered by laterite to the north. Laterite is a hard, rock-like crust formed in some areas on the surface, and its presence makes it very difficult to impossible for the orpailleurs to dig pits.

Thirteen samples from along a 362 m length of the Kabaya 2 dyke ranged from 128 to 8,950 ppb gold and averaged 3,029 ppb gold. The dyke is 2 to 3 m wide, is cut off by a fault to the south and is covered by laterite to the north.

Additional sampling was completed along the Djambaye 2 gold zone from 205 to 890 m south of the southern limit of drilling in 2005. Thirteen samples over a length of 665 m ranged from 443 to 28,390 ppb gold. Without including the two above samples, the 11 assays averaged 3,995 ppb gold. Two additional samples were taken along the new extension of the Djambaye 2 zone, announced March 2, 2006, 1,673 to 1,688 m south of the 2005 drilling. These samples assayed 1,642 and 1,831 ppb gold respectively.

In 2005, 12 diamond drill holes were drilled over a length of 414 m along the Djambaye 2 gold zone with significant results on 11 of 12 holes. Drilling for 2006 is expected to start in a week. Much of the 2,500 m drill program will include drilling along the Djambaye 2 gold zone, but at least four other zones will be tested. Marvin Mitchell, P. Eng, the Qualified Person pursuant to NI 43-101, has approved of the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE.

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